July 6, 2006


VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC 20549


                  RE:      IRONCLAD PERFORMANCE WEAR CORPORATION
                  REGISTRATION STATEMENT ON FORM SB-2 (FILE NO. 333-118808) FORM R-W APPLICATION FOR WITHDRAWAL

Ladies and Gentlemen:

         Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Ironclad Performance Wear Corporation, a Nevada corporation (the "Company") hereby requests the immediate withdrawal of its Registration Statement on Form SB-2 (File No. 333-118808), together with all exhibits thereto (the "2004 Registration Statement") filed on September 3, 2004. The Company confirms that, to its knowledge, no securities have been sold pursuant to the 2004 Registration Statement.

         We seek to withdraw the 2004 Registration Statement because the selling shareholders listed therein have sold substantially all of the shares registered for resale thereunder in a private transaction to certain individuals in connection with the merger of Ironclad Performance Wear Corporation, a California corporation, with and into a wholly-owned subsidiary of the Company. We believe that a withdrawal of the 2004 Registration Statement is consistent with the public interest and the protection of investors.

         Please contact our legal counsel, Albert P. Asatoorian of Stubbs Alderton & Markiles, LLP, should you have further questions regarding our request for withdrawal. You can reach Albert P. Asatoorian at (818) 444-4506. Thank you for your assistance.


                                        Sincerely,

                                        Ironclad Performance Wear Corporation

                                        By:     /s/ Thomas E. Walsh
                                            ---------------------------------
                                        Name:   Thomas E. Walsh
                                        Title:  Chief Financial Officer